MANAGEMENT’S DISCUSSION AND ANALYSIS
May 12, 2008
In this report, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures, except where otherwise indicated. All amounts herein are reported in U.S. dollars. Certain statements in this report constitute forward-looking statements. Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:
Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the ability to integrate newly-acquired businesses such as Chaparral Steel Company (“Chaparral”) and achieve synergies; the Company’s participation in consolidation of the steel industry; the substantial capital investment and similar expenditures required in the Company’s business; unexpected equipment failures and plant interruptions or outages; the Company’s level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; competitors’ relief of debt burdens and legacy costs by seeking protection under the bankruptcy laws; the Company’s ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; interest rate risk; currency exchange rate fluctuations; the accuracy of estimates used in the preparation of the Company’s financial statements; the loss of key employees; actions or potential actions taken by our principal stockholder, Gerdau S.A., the liquidity of the Company’s short-term investments, including investments in auction rate securities, and the Company’s reliance on joint ventures that it does not control.
Any forward-looking statements in this report are based on current information as of the date of this report and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.
OVERVIEW
Gerdau Ameristeel is the second largest mini-mill steel producer in North America with an annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through a vertically integrated network of 19 mini-mills (including one 50% owned joint venture mini-mill), 19 scrap recycling facilities and 65 downstream operations, the Company serves customers throughout the United States and Canada. The Company’s products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. Over 90% of the raw material feed for the mini-mill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America.
OPERATING SEGMENTS
Gerdau Ameristeel is organized into two operating segments, mini-mills and downstream. The mini-mills segment consists of 15 mini-mills in the United States and three in Canada. This segment manufactures and markets a wide range of long steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills segment also produces rebar, merchant, rod and SBQ products which are transferred at arms-length, market prices to the downstream segment. The downstream segment is comprised of various secondary value-added steel businesses, which include rebar fabrication and epoxy coating, railroad spike operations, cold drawn products, super light beam processing, and the production of elevator guide rails, grinding balls, wire mesh, wire drawing and fence posts.

RESULTS OF OPERATIONS
The Condensed Consolidated Financial Statements of Gerdau Ameristeel for the three months ended March 31, 2008 and 2007 have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The Condensed Consolidated Financial Statements include the results of the following acquisitions subsequent to their acquisition: Enco Materials Inc. (“Enco”) — October 1, 2007; Chaparral — September 14, 2007; Re-Bars Inc. (“Re-Bars”) — September 14, 2007; D&R Steel, LLC (“D&R”) — August 27, 2007, and Valley Placers, Inc. (“VPI”) — June 17, 2007. Re-Bars and VPI were acquired by Pacific Coast Steel (“PCS”), a majority owned joint venture of the Company.
Three months ended March 31, 2008, compared to three months ended March 31, 2007
The following tables summarize the results of Gerdau Ameristeel for the three months ended March 31, 2008 and 2007.
(US$ in thousands, except earnings per share)

	Three Months Ended		Three Months Ended		% of Sales
	March 31,	% of	March 31,	% of	Increase	$ Increase
	2008	Sales	2007	Sales	(Decrease)	(Decrease)

Finished Steel Shipments (Tons) — excludes 50% owned joint ventures
Rebar	505,247		476,683
Merchant/Special Sections	1,351,851		876,332
Rod	199,306		196,763
Fabricated Steel	322,200		340,637

Total	2,378,604		1,890,415

Net sales	$2,031,662	100.0%	$1,342,996	100.0%		$688,666

Operating expenses
Cost of sales (exclusive of depreciation and amortization)	1,600,627	78.8%	1,068,872	79.6%	-0.8%	531,755
Selling and administrative	54,576	2.7%	50,663	3.8%	-1.1%	3,913
Depreciation	52,520	2.6%	28,092	2.1%	0.5%	24,428
Amortization	24,163	1.2%	458	0.0%	1.2%	23,705
Other operating income, net	(550)	0.0%	(683)	-0.1%	0.1%	133

	1,731,336	85.3%	1,147,402	85.4%	-0.1%	583,934

Income from operations	300,326	14.8%	195,594	14.6%	0.2%	104,732

Income from 50% owned joint ventures	18,380	0.9%	17,695	1.3%	-0.4%	685

Income before other expenses and income taxes	318,706	15.7%	213,289	15.9%	-0.2%	105,417

Other expenses
Interest expense	51,839	2.6%	10,303	0.8%	1.8%	41,536
Interest income	(6,663)	-0.3%	(2,352)	-0.2%	-0.1%	(4,311)
Foreign exchange (gain) loss, net	(3,878)	-0.2%	(248)	0.0%	-0.2%	(3,630)
Amortization of deferred financing costs	2,691	0.1%	685	0.1%	0.0%	2,006
Writedown of short-term investments	22,667	1.1%	—	0.0%	1.1%	22,667
Minority interest	4,395	0.2%	4,612	0.3%	-0.1%	(217)

	71,051	3.5%	13,000	1.0%	2.5%	58,051

Income before income taxes	247,655	12.2%	200,289	14.9%	-2.7%	47,366

Income tax expense	84,647	4.2%	66,754	5.0%	-0.8%	17,893

Net Income	$163,008	8.0%	$133,535	9.9%	-1.9%	$29,473

Earnings per common share — basic	$0.38		$0.44
Earnings per common share — diluted	$0.38		$0.44

The Company uses weighted average net selling prices (“net selling prices”) and metal spread as non-GAAP financial measures. The Company believes that net selling prices are commonly used in the steel industry to measure a company’s revenue performance. The Company believes that net selling prices represent a meaningful measure because it reflects the revenue earned net of freight. The Company’s method of calculating net selling prices may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:
(US$ in thousands, except as otherwise indicated)
(Excludes 50% owned joint ventures)

	Three Months Ended
	March 31,	March 31,	$ Increase	% Increase
	2008	2007	(Decrease)	(Decrease)

Mill external shipment revenue	$1,512,033	$915,252
Fabricated steel shipment revenue	309,325	293,309
Other products shipment revenue *	129,762	81,281
Freight	80,542	53,154

Net Sales	$2,031,662	$1,342,996

Mill external shipments (tons)	2,056,404	1,549,778
Fabricated steel shipments (tons)	322,200	340,637

Weighted Average Net Selling Price ($ / ton)
Mill external steel shipments	$735	$591	$144	24.4%
Fabricated steel shipments	$960	$861	99	11.5%

Scrap Charged	$277	$216	61	28.2%

Metal Spread (selling price less scrap)
Mill external steel shipments	$458	$375	83	22.1%
Fabricated steel shipments	$683	$645	38	5.9%

Mill Manufacturing Cost ($ / ton)	$298	$251	47	18.7%

*	Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.
Net sales: Net sales revenue for the three months ended March 31, 2008 increased to $2.0 billion, an increase of 53.8% from the same period of the prior year. Finished tons shipped for the three months ended March 31, 2008 increased 488,189 tons, or 25.8%, compared to the three months ended March 31, 2007. The 2007 acquisitions discussed above added 578,702 tons of shipments for the first three months of 2008 compared to the same period of the prior year. Excluding the acquisitions, shipment volume decreased 90,513 tons in comparison to the three months ended March 31, 2007. Weighted average mill selling prices were $735 per ton for the three months ended March 31, 2008, an increase of approximately $144 per ton or 24.4% from the weighted average mill selling prices for the three months ended March 31, 2007. Selling prices have increased in response to inflationary pressures in scrap and other raw material costs. In addition, the average selling price for the three months ended March 31, 2008 increased by approximately $35 per ton due to the inclusion of the Chaparral structural products which have higher selling prices in comparison to the Company’s other long product average selling prices. For the three months ended March 31, 2008, the average selling prices generated by the Chaparral facilities was $826 per ton compared to the other Gerdau Ameristeel mills which had a weighted average selling price of $701 per ton.
Cost of sales: Cost of sales as a percentage of net sales decreased 0.8% for the three months ended March 31, 2008 when compared to the three months ended March 31, 2007. The cost of sales increased from $1.1 billion, or $565 per finished ton shipped, for the three months ended March 31, 2007 to $1.6 billion or, $673 per finished ton shipped, for the three months ended March 31, 2008. Scrap raw material, the principal component of the Company’s cost structure, increased 28.2% to $277 per ton for the three months ended March 31, 2008, compared to $216 per ton for the three months ended March 31, 2007. Mill manufacturing costs were approximately 18.7% or $47 per ton higher in the three months ended March 31, 2008 compared to the three months ended March 31, 2007, primarily as a result of significant inflation in many of the Company’s other raw material including alloys, electrodes and refractories, and incremental costs resulting from curtailed production rates at some of the mills due to maintenance shutdowns.

Selling and administrative: Selling and administrative expenses for the three months ended March 31, 2008 increased $3.9 million compared to the three months ended March 31, 2007. The increase in selling and administrative expenses is due to an increase in selling and administrative functions supporting the growth of the organization, including the Chaparral acquisition. Included in selling and administrative expense for the three months ended March 31, 2008 is a non-cash pretax expense of $3.8 million, to mark to market outstanding stock appreciation rights and expenses associated with other executive compensation agreements compared to, a non-cash pretax expense of $8.8 million for the three months ended March 31, 2007.
Depreciation: Depreciation expense for the three months ended March 31, 2008 increased $24.4 million when compared to the three months ended March 31, 2007. The increase in depreciation for the three months ended March 31, 2008 is primarily related to the incremental depreciation expense from the Chaparral and Enco acquisitions, as well as normal increases in depreciation expense from routine equipment additions placed in service.
Amortization: Amortization expense for the three months ended March 31, 2008 increased $23.7 million when compared to the three months ended March 31, 2007. The increase in amortization for the three months ended March 31, 2008 is primarily related to the amortization of intangible assets associated with the Chaparral and Enco acquisitions. These intangible assets include customer relationships, order backlogs, patents, software, trade name and non-compete agreements.
Income from operations: As a percentage of net sales, income from operations for the three months ended March 31, 2008 was 14.8% compared to the income from operations of 14.6% for the three months ended March 31, 2007. The increase is primarily attributable to an increase in metal spread, the difference between mill selling prices and scrap raw material cost. Our metal spread increased $83 per ton for the three months ended March 31, 2008 compared to the three months ended March 31, 2007.
Earnings from 50% owned joint ventures: Earnings from the Company’s 50% owned joint ventures were $18.4 million for the three months ended March 31, 2008 compared to $17.7 million for the three months ended March 31, 2007 (see “Note 7” to Gerdau Ameristeel Corporation and Subsidiaries Condensed Consolidated Financial Statements for the three months ended March 31, 2008 — “Investments in 50% owned joint ventures”). This increase was primarily attributable to the metal spreads at the Company’s flat rolled sheet joint venture Gallatin Steel which increased from $280 per ton in the three months ended March 31, 2007 to $299 per ton during the three months ended March 31, 2008, as a result of increased average selling prices and an increase in finished tons shipped of 16,216 tons for the three months ended March 31, 2008.
Interest expense, interest income and other expense on debt: Interest expense, interest income and other expense on debt, including amortized deferred financing costs, increased $39.2 million for the three months ended March 31, 2008 compared to the three months ended March 31, 2007. This was primarily due to the increase in interest expense and amortization of deferred financing costs recorded as a result of the new term loans entered into in September 2007 in connection with the acquisition of Chaparral.
Foreign exchange gain: Foreign exchange gains for the three months ended March 31, 2008 increased $3.6 million when compared to the three months ended March 31, 2007. Foreign exchange gain relates primarily to the impact of translating foreign denominated net monetary assets to their appropriate functional currency. This includes foreign exchange fluctuations of the Canadian dollar entities translation of their US dollar monetary assets and the US dollar entity translation of their Canadian dollar monetary assets. The gain primarily resulted from holding US dollar monetary assets in the Canadian entities.
Writedown of short term investments: Over the past several months, auctions for certain auction rate securities failed auction because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities or the securities mature. Although it is the Company’s intention to sell these investments when liquidity returns to the market for these securities, if the Company determines that an issuer of the securities is unable to successfully close future auctions, or redeem or refinance the obligations, the Company might have to reclassify the investments from a current asset to a non-current asset. The Company’s entire $71.9 million marketable securities portfolio at March 31, 2008, consisted of such auction rate securities. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of marketable securities and auction rate securities, the Company utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. As a result of this analysis of other-than-temporary impairment factors, the Company recorded a pre-tax other than temporary impairment of approximately $22.7 million at March 31, 2008 related to these auction rate securities. These securities will be analyzed each reporting period for possible further other-than-temporary impairment factors and appropriate balance sheet classification.
Minority interest: Consistent with GAAP requirements, the Company consolidates 100% of the results of PCS and reflects the earnings of the non-owned portion as minority interest.
Income taxes: The Company’s effective income tax rate was approximately 34.2% and 33.3% respectively for the three months ended March 31, 2008 and 2007 (see “Note 10” to Gerdau Ameristeel Corporation and Subsidiaries Condensed Consolidated Financial Statements for the three months ended March 31, 2008 — “Income Taxes”). The effective tax rate for the three months ended March 31, 2008 was unfavorably impacted by the writedown of the auction rate securities, noted above, as no associated tax benefit was recorded for this item.

Segments: Gerdau Ameristeel is organized with two operating segments, mini-mills and downstream.
Mini-mills segment sales increased to $1.9 billion for the three months ended March 31, 2008, from $1.2 billion for the three months ended March 31, 2007. Mills segment sales include sales to the downstream segment of $176.7 million and $148.1 million for the three months ended March 31, 2008 and 2007, respectively. Mills segment income from operations for the three months ended March 31, 2008 was $294.0 million compared to mills segment income from operations of $177.0 million for the three months ended March 31, 2007, an increase of $117.0 million, or 66.1%. The increase in mill segment income from operations in the three months ended March 31, 2008 is primarily the result of higher metal spreads.
Downstream segment sales increased to $336.0 million for the three months ended March 31, 2008 from $309.8 million for the three months ended March 31, 2007. Downstream segment income from operations was $18.6 million for the three months ended March 31, 2008 compared to $26.4 million for the three months ended March 31, 2007, a decrease of $7.9 million, or 29.8% which was attributable to the increase in market prices of the steel raw materials purchased from the mini-mill segment that have not been fully passed along to the customer.
See “Note 16” to Gerdau Ameristeel Corporation and Subsidiaries Condensed Consolidated Financial Statements for the three months ended March 31, 2008 — “Segment information” for a reconciliation of segment sales and income to consolidated results.
EBITDA: EBITDA is calculated by adding earnings before interest and other expense on debt, taxes, depreciation, amortization, writedown of short-term investments, foreign exchange gain/loss, net, minority interest and cash distributions from 50% owned joint ventures, and deducting interest income and earnings from 50% owned joint ventures. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income for the three months ended March 31, 2008 and 2007 is shown below:

	For the Three Months Ended
(US$ in thousands)	March 31, 2008	March 31, 2007

Net income	$163,008	$133,535
Income tax expense	84,647	66,754
Interest and other expense on debt	51,839	10,303
Interest income	(6,663)	(2,352)
Depreciation	52,520	28,092
Amortization, including deferred financing costs	26,854	1,143
Earnings from 50% owned joint ventures	(18,380)	(17,695)
Cash distribution from 50% owned joint ventures	10,404	20,404
Foreign exchange (gain) loss, net	(3,878)	(248)
Writedown of short-term investments	22,667	—
Minority interest	4,395	4,612

EBITDA	$387,413	$244,548

LIQUIDITY AND CAPITAL RESOURCES
Cash Flows
Operating activities: Net cash provided by operations for the three months ended March 31, 2008 was $171.3 million compared to $131.6 million for the three months ended March 31, 2007. For the three months ended March 31, 2008, accounts receivable used $129.2 million of cash as a result of increased sales volumes and higher selling prices in comparison to the three months ended December 31, 2007. Inventories used $46.9 million of cash due primarily to the increase in the cost of the primary raw material, ferrous scrap. Accounts payable and other liabilities provided $85.9 million due to increased trade accounts payable due to the higher scrap raw material costs and higher production levels in comparison to the seasonal lower production levels recorded in December 2007.
Investing activities: Net cash used in investing activities was $29.4 million for the three months ended March 31, 2008 compared to $71.3 million in the three months ended March 31, 2007. For the three months ended March 31, 2008, capital expenditures totalled $30.7 million.
Financing activities: Net cash used by financing activities was $118.1 million for the three months ended March 31, 2008 compared to net cash used in financing activities of $89.0 million in the three months ended March 31, 2007. The principal component is the payment of dividends.

On March 13, 2008, the Company paid a special dividend of $0.25 per common share in addition to the normal $0.02 per common share quarterly dividend. This resulted in a total dividend payment of $116.7 million to shareholders of record at the close of business on February 28, 2008.
Outstanding Shares
As of April 30, 2008, the Company had 432,640,051 common shares outstanding.
Credit Facilities and Indebtedness
The principal sources of liquidity are cash flows generated from operations and borrowings under the Senior Secured Credit Facility and the Company believes these sources will be sufficient to meet its cash flow requirements. The Company’s principal liquidity requirements are working capital, capital expenditures and debt service.
The following is a summary of existing credit facilities and other long term debt:
Term Loan Facility: On September 14, 2007, the Company entered into a $2.75 billion Term Loan Facility to partially fund its acquisition of Chaparral Steel Company.
The Term Loan Facility has tranches maturing between 5 and 6 years from the closing date and bears interest at LIBOR plus between 1.00% and 1.25%. The Term Loan Facility is not secured by the assets of Gerdau Ameristeel or its subsidiaries. Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers. The Term Loan Facility includes financial covenants requiring Gerdau S.A. and its subsidiaries on a consolidated basis to satisfy maximum total debt to EBITDA and minimum EBITDA to interest expense tests, and the value of Gerdau S.A.’s and certain of its subsidiaries’ receivables under certain off-take supply contracts to at all times exceed the principal amount of the outstanding term loans. The Term Loan Facility is unsecured but provides for a springing lien in the off-take supply contracts. The Term Loan Facility also contains customary covenants restricting the Company’s ability, including the ability of certain of its subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Company may elect to prepay all or any portion of the loans under the facility at any time without penalty or premium. At March 31, 2008, there was $2.6 billion in borrowings outstanding under the term loan.
Senior Secured Credit Facility: The Senior Secured Credit Facility provides commitments of up to $650.0 million and expires in October 2010. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company’s operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility will be based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory and accounts receivable.
Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers’ acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. The Company’s Senior Secured Credit Facility contains restrictive covenants that limit its ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit the Company’s ability to, among other things incur additional debt, issue redeemable stock and preferred stock, pay dividends on its common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.
At March 31, 2008, there were no borrowings and $576.0 million was available under the Senior Secured Credit Facility compared to no borrowings and $583.0 million available at December 31, 2007.
Capital Expenditures Credit Facility: On November 22, 2006, the Company entered into a credit facility with KfW IPEX-Bank to provide financing for capital expenditures. The facility is for $75.0 million, expires on November 30, 2008 and is secured by the equipment purchased with the financing. At both March 31, 2008 and December 31, 2007, there was $15.4 million drawn on this facility.
Senior Notes: On June 27, 2003, the Company issued $405.0 million of 10 3/8% Senior Notes. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semi-annually on July 15 and January 15. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. The Company can call these senior notes at any time on or after July 15, 2007 at a redemption price ranging from 105 3/8% to 100%, depending on the year the call is made.
Industrial Revenue Bonds: The Company had $54.6 million of industrial revenue bonds outstanding at both March 31, 2008 and December 31, 2007. Approximately $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The Company assumed an additional industrial revenue bond in the amount of $4.2 million with the acquisition of the Beaumont, Texas facility in November 2004. The interest rates on these bonds range from 51% to 121% of the prime rate. The industrial revenue bonds mature in 2014, 2017 and 2008, respectively. The Jackson, Tennessee and Cartersville, Georgia bonds are secured by letters of credit issued under the Senior Secured Credit Facility. On May 3, 2007, Gerdau Ameristeel US Inc. entered into a new industrial revenue bond for the Jacksonville, Florida facility. The industrial revenue bond is for $23.0 million and matures on May 1, 2037. The interest rate on this bond is 5.3% payable semi-annually. This bond is secured by a guarantee by the Company.
Capital Leases: Gerdau Ameristeel had $0.2 million of capital leases at March 31, 2008 and December 31, 2007.
Capital expenditures
Gerdau Ameristeel spent $30.7 million on capital projects in the three months ended March 31, 2008 compared to $54.1 million in the three months ended March 31, 2007. The most significant projects include a new rolling mill at the Jacksonville, Florida mill, a new structural mesh line at the Beaumont Mesh downstream facility, a casting machine upgrade and a new automated bundling system at the St. Paul, Minnesota mill, and a new scrap loading facility and finishing end at the Wilton, Iowa mill.
Off — balance sheet arrangements
Other than non-cancelable operating lease commitments, the Company does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated special purpose entities. The Company’s operating lease commitments are set out in the contractual obligation table below.
Contractual obligations
The following table represents the Company’s contractual obligations as of March 31, 2008.

		Less than
(US$ in thousands)	Total	one Year	1 — 3 Years	4 — 5 Years	After 5 Years
Total debt (1)	3,076,325	19,758	312,511	2,443,656	300,400
Interest	774,263	148,911	303,118	242,428	79,806
Capital expenditures (3)	166,392	124,794	29,119	12,479	—
Operating leases (2)	78,889	15,314	24,762	15,511	23,302
Unconditional purchase obligations (4)	205,568	205,568	—	—	—
Pension funding obligations (5)	42,000	42,000	—	—	—

Total contractual obligations	4,343,437	556,345	669,510	2,714,074	403,508

(1)	Total amounts are included in the March 31, 2008 Condensed Consolidated Balance Sheet. See Note 8, Long-term Debt, to the unaudited Condensed Consolidated Financial Statements.

(2)	Includes minimum lease payment obligations for equipment and real property leases in effect as of March 31, 2008.

(3)	Purchase obligations for capital expenditure projects in progress.

(4)	A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(5)	Pension plan and other postretirement plan contributions beyond 2008 are not determinable since the amount of any contribution is heavily dependent on the future economic environment and investment returns on pension plan assets.
As of March 31, 2008, the Company had $17.9 million of unrecognized tax benefits not included in the contractual obligations table. Based on the uncertainties associated with the settlement of these items, the Company is unable to make reasonably reliable estimates of the period of the potential cash settlements, if any, with taxing authorities.
CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS
Gerdau Ameristeel’s Condensed Consolidated Financial Statements are prepared in accordance with U.S. GAAP that often require management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances.
Critical accounting policies are those that may have a material impact on the unaudited Condensed Consolidated Financial Statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimates are made. Senior management has reviewed the development and selection of the Company’s accounting policies, related account estimates and the disclosures set forth below with the Audit Committee of the Board of Directors.
Revenue Recognition
The Company’s products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue is recognized at the time products are shipped to customers, when the risks of ownership and title are transferred.

The Company recognizes revenues on construction contracts of its PCS operation using the percentage-of-completion method of accounting, measured by the percent of contract costs incurred to-date to estimated total contract costs. This method is used because management considers total cost to be the best available measure of completion of construction contracts in progress. Provisions for estimated losses on construction contracts in progress are made in their entirety in the period in which such losses are determined without reference to the percentage complete. Changes in job performance, job conditions, and estimated profitability may result in a revision to revenues and costs, and are recognized in the period in which the revisions are determined. Claims for additional revenues are not recognized until the period in which such claims are allowed.
The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues recognized in advance of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in advance of revenues recognized.
Short-term Investments
From time to time, the Company invests excess cash in short-term investments that are comprised of investment grade variable rate debt obligations, known as auction rate securities, which are asset-backed and categorized as available-for sale. These securities are analyzed each reporting period for possible other-than-temporary impairment factors and appropriate balance sheet classifications. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of marketable securities and auction rate securities, the Company utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity.
Fair Value Measurement
Effective January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 introduces a framework for measuring fair value and expands required disclosure about fair value measurements of assets and liabilities. The Company is now required to provide additional disclosures as a part of its consolidated financial statements. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a three-tier fair value hierarchy which prioritizes the inputs in measuring fair value, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. See Note 2, Summary of Significant Accounting Policies — Adoption of New Accounting Pronouncements, to the Unaudited Condensed Consolidated Financial Statements. As of March 31, 2008, the Company held certain assets that are required to be measured at fair value on a recurring basis. These include the Company’s auction rate securities and derivative instruments.
The Company invested in auction rate security instruments, which are classified as short-term investments and reflected at fair value. However, due to recent events in credit markets noted above, auctions for some of these instruments have failed over the past several months. The fair values of these securities were estimated utilizing valuation models including those that are based on expected cash flow schemes and collateral values, including assessments of counterparty credit qualify, default risk underlying the security, discount rates and overall capital market liquidity in a non-active market as of March 31, 2008. Therefore, the Company utilized level 3 inputs to measure the fair market value of these investments.
The Company’s derivative instruments consist of interest rate swaps and collar contracts. The fair values of the derivatives were determined based on inputs that are readily available in public markets or derived from information available in publicly quoted markets. Therefore, the Company utilized level 2 inputs to measure the fair market value of these derivatives. The Company utilized a standard pricing model based on inputs that were either readily available in public markets, derived from information available in publicly quoted markets, or quoted by counterparties to these contracts to determine the value of the derivatives. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of derivative contracts it holds.
Allowance for Doubtful Accounts
The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management’s best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitates a change in estimated losses.
Business Combinations
Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in many of the Company’s acquisitions is assigned to intangible assets that require significant judgment in determining (i) fair value; and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible asset will be amortized. Changes in the initial assumptions could lead to changes in amortization charges recorded in our financial statements.

Accounting for Goodwill and Intangible Assets
Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. Goodwill is reviewed for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The Company’s goodwill impairment reviews consist of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on our estimates of comparable market values. If this estimated fair value exceeds the carrying value, no further analysis or goodwill writedown is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written down to its implied fair value. Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset. Intangible assets are reviewed for impairment annually.
Long-lived Assets
The Company is required to assess potential impairments of long-lived assets in accordance with SFAS No. 144, “Accounting for Impairment of Long-lived Assets” (“SFAS 144”), if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell. The Company’s long-lived assets primarily include property, plant and equipment used in operations and property held for sale.
Accounting for Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.
The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized.
Environmental Remediation
The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provisions for the estimated cost of compliance based on currently available facts, present laws and regulations, and current technology. The liability estimates are reviewed periodically and, as investigations and remediation proceed, the Company makes necessary adjustments to the estimates. The liability estimates are not reduced by possible recoveries from insurance or other third parties.
Postretirement Benefits
Primary actuarial assumptions are determined as follows:
•	The expected long-term rate of return on plan assets is based on the Company’s estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.

•	The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The U.S. discount rate is as of the measurement date, December 31. A similar process is used to determine the assumed discount rate for the non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company’s obligation and expense.

•	The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company’s long-term compensation policies. An increase in the rate would increase the Company’s obligation and expense.

•	The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. An increase in the trend rate would increase the Company’s obligation and expense.
RECENTLY ISSUED ACCOUNTING STANDARDS
In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R replaces FASB Statement No. 141, “Business Combinations,” (“SFAS 141”). SFAS 141R establishes the requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements for business combinations. SFAS 141R applies to business combinations for which the acquisition date is on or after December 15, 2008. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of SFAS 141R.

In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements — an amendment to ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting for minority interests, now termed “non-controlling interests”. SFAS 160 requires non-controlling interests to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the non-controlling interest to be separately identified on the consolidated statement of earnings. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of SFAS 160.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 has been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is evaluating the potential impact on its consolidated statements upon adoption of SFAS 161.
Subsequent Events
On April 1, 2008, PCS, a majority owned and consolidated joint venture of the Company, acquired all the assets of Century Steel, Inc. (“CSI”), a reinforcing and structural steel contractor specializing in the fabrication and installation of structural steel and reinforcing steel products, for approximately $151.5 million. Concurrently with the acquisition of CSI, the Company paid approximately $68.0 million to increase its equity participation in PCS to approximately 84%.
On April 10, 2008, the Company paid in full the $4.2 million industrial revenue bond assumed with the acquisition of the Beaumont, Texas facility, plus interest.
On April 18, 2008, the Company settled the $200 million notional value interest rate swaps (fair value hedges) and related collars disclosed in Note 12, Financial Instruments, to the unaudited Condensed Consolidated Financial Statements.
On May 11, 2008, the Board of Directors approved a quarterly cash dividend of $0.02 per common share, payable June 13, 2008 to Shareholders of record at the close of business on May 29, 2008.
RISKS AND UNCERTAINTIES
Excess global capacity in the steel industry and the availability of competitive substitute material has resulted in intense competition, which may exert downward pressure on the prices of the Company’s products.
The Company competes with numerous foreign and domestic steel producers, largely mini-mill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers’ product specifications and delivery schedules. Global over-capacity in steel manufacturing has in the past had a negative impact on steel pricing and could adversely affect the Company’s sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company’s products, which could materially adversely affect its sales and profit margins. In addition, in the case of certain product applications, the Company and other steel manufacturers compete with manufacturers of other materials, including plastic, wood, aluminum (particularly in the automotive industry), graphite, composites, ceramics, glass and concrete. Product substitution could also have a negative impact on demand for steel products and place downward pressure on prices.
The cyclical nature of the steel industry and the industries we serve and economic conditions in North America and worldwide may cause fluctuations in the Company’s revenue and profitability.
The North American steel industry is highly cyclical in nature and is affected significantly by prevailing economic conditions in the major world economies. The Company is particularly sensitive to trends in cyclical industries such as the North American construction, appliance, machinery and equipment, and transportation industries, which are significant markets for the Company’s products.
Market conditions for steel products in the U.S. and Canadian markets have fluctuated over the years. Significant portions of the Company’s products are also destined for the steel service center industry. Many of the Company’s markets are cyclical in nature, which affects the demand for its finished products. A disruption or downturn in any of these industries or markets could materially adversely impact the Company’s financial condition, production, sales, margins and earnings. The Company is also sensitive to trends and events that may impact these industries or markets, including strikes and labor unrest.
The Company’s profitability can be adversely affected by increases in raw material and energy costs.
The Company’s operating results are significantly affected by the cost of steel scrap and scrap substitutes, which are the primary raw materials for the Company’s mini-mill operations. Prices for steel scrap are subject to market forces largely beyond the Company’s control, including demand by U.S. and international steel producers, freight costs and speculation. The increasing rate of worldwide steel scrap consumption, especially in China, has placed significant upward pressure on the price of steel scrap. A combination of a weaker U.S. dollar and a strong global demand for steel scrap have resulted in steel scrap prices that are currently high. Metal spread, the difference between mill selling prices and scrap raw material cost, is currently well above previous ten year highs. The Company does not know how long these levels can be maintained and if scrap prices increase significantly without a commensurate increase in finished steel selling prices, the Company’s profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair the Company’s ability to compete with integrated mills and cause the Company’s production to decline and materially adversely affect sales and profit margins.
Energy costs represent a significant portion of the production costs for the Company’s operations. Some of the Company’s mini-mill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand. This portion represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations. Generally, the Company does not have long-term contracts for natural gas and therefore, are subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.
Imports of steel into North America have adversely affected and may again adversely affect steel prices, and despite trade regulation efforts, the industry may not be successful in reducing steel imports.
Imports of steel into North America have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company’s sales and profit margins. Competition from foreign steel producers is strong and may increase due to increases in foreign steel production capacity, the relative strengthening of the U.S. dollar compared to foreign currencies and the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and, in certain cases, have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter into the North American markets in the future resulting in price depression, which could materially adversely affect the Company’s ability to compete and maintain sales levels and profit margins.
A change in China’s steelmaking capacity or a slowdown in China’s steel consumption could have a material adverse effect on domestic and global steel pricing and could result in increased steel imports into North America.
A significant factor in the worldwide strengthening of steel pricing over the past several years has been the significant growth in steel consumption in China, which has outpaced that country’s manufacturing capacity to produce enough steel to satisfy its own needs. This had resulted in China being a net importer of steel products, as well as a net importer of raw materials and supplies required in the steel manufacturing process. A reduction in China’s economic growth rate with a resulting reduction of steel consumption, coupled with China’s expansion of steel-making capacity, could have the effect of a substantial weakening of both domestic and global steel demand and steel pricing. Currently, it is believed that China’s supply of steel may soon exceed, and in some cases may already exceed, its demand for that product. Many Asian and European steel producers that had previously shipped their output to China are beginning to ship their steel products to other markets in the world including the North American market, which could cause a material erosion of margins through a reduction in pricing.
The integration with Chaparral may not be successful and may reduce profitability.
The acquisition of Chaparral involves risks relating to the difficulty of integrating the business, operations, products and services of Chaparral with those of the Company, as well as any unanticipated expenses related to such integration. Integration with Chaparral will require a substantial amount of the Company’s time. Diversion of the Company’s attention from its existing businesses, as well as problems that may arise in connection with the integration of the operations, may have a material adverse impact on the Company’s revenues and results of operations. Integration may result in additional expenses, which could negatively affect the Company’s results of operations and financial condition. In addition, the Company may discover that it has acquired undisclosed liabilities as a result of the acquisition of Chaparral. Although the Company conducted what it believes to be a prudent investigation in connection with the acquisition of Chaparral, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities or issues concerning Chaparral and the Company is not indemnified for any breaches of representations, warranties or covenants in the agreement relating to the acquisition of Chaparral. The Company may not succeed in addressing these risks or any other problems encountered in connection with the acquisition of Chaparral. The Company may not successfully integrate the business, operations or product lines of Chaparral with those of Gerdau Ameristeel, or realize all of the anticipated benefits and synergies of the acquisition, including expected annual synergies of $100.0 million by the end of 2008. If the benefits of the acquisition do not exceed the costs associated with the acquisition, the Company’s results of operations and financial condition could be materially adversely affected.
The Company’s participation in the consolidation of the steel industry could adversely affect the business.
The Company believes that there continues to be opportunity for future growth through selective acquisitions, given the pace of consolidation in the steel industry and the increasing trend of customers to focus on fewer key suppliers. As a result, the Company intends to continue to apply a selective and disciplined acquisition strategy. Future acquisitions, investments in joint ventures or strategic alliances, as well as the recent acquisition of Chaparral, will likely involve some or all of the following risks, which could materially adversely affect the Company’s business, results of operations or financial condition:
•	the difficulty of integrating the acquired operations and personnel into the existing business;

•	the potential disruption of ongoing business;

•	the diversion of resources, including management’s time and attention;

•	incurrence of additional debt;

•	the inability of management to maintain uniform standards, controls, procedures and policies;

•	the difficulty of managing the growth of a larger company;

•	the risk of entering markets in which the Company has little experience;

•	the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise;

•	the risk of contractual or operational liability to venture participants or to third parties as a result of the Company’s participation;

•	the risk of environmental or other liabilities associated with the acquired business;

•	the inability to work efficiently with joint venture or strategic alliance partners; and

•	the difficulties of terminating joint ventures or strategic alliances.
Acquisition targets may require significant capital and operating expenditures to return them to, or sustain, profitability. Acquisition candidates may also be financially distressed steel companies that typically do not maintain their assets adequately. Such assets may need significant repairs and improvements. The Company may also have to buy sizeable amounts of raw materials, spare parts and other materials for these facilities before they can resume, or sustain, profitable operation. Such financially distressed steel companies also may not have maintained appropriate environmental programs. These problems also may require significant expenditures by the Company or expose the Company to environmental liability.
Future acquisitions may be required for the Company to remain competitive, but the Company cannot assure that it can complete any such transactions on favorable terms or that it can obtain financing, if necessary, for such transactions on favorable terms. The Company also cannot assure that future transactions will improve its competitive position and business prospects as anticipated; if they do not, the Company’s results of operations may be materially adversely affected.
Steel operations require substantial capital investment and maintenance expenditures which may encourage producers to maintain production in periods of reduced demand which may in turn exert downward pressure on prices for the Company’s products.
Steel manufacturing is very capital intensive, requiring the Company and other steel producers to maintain a large fixed-cost base requiring substantial maintenance expenditures. The high levels of fixed costs of operating a mini-mill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.
Unexpected equipment failures may lead to production curtailments or shutdowns.
Interruptions in the Company’s production capabilities would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company’s facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. The Company’s manufacturing processes are dependent upon critical pieces of steelmaking equipment, such as its electric arc furnaces, continuous casters, gas-fired reheat furnaces, rolling mills and electrical equipment, including high-output transformers, and this equipment may, on occasion, incur downtime as a result of unanticipated failures. The Company has experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures. Unexpected interruptions in production capabilities would adversely affect the Company’s productivity and results of operations. Moreover, any interruption in production capability may require the Company to make significant capital expenditures to remedy the problem, which would reduce the amount of cash available for operations. The Company’s insurance may not cover our losses. In addition, long-term business disruption could harm the Company’s reputation and result in a loss of customers, which could materially adversely affect the business, results of operations and financial condition.
The Company’s level of indebtedness could adversely affect its ability to raise additional capital to fund operations, limit the ability to react to changes in the economy or the industry and prevent it from meeting its obligations under its debt agreements.
The Company is significantly leveraged. The Company had $2.4 billion of net indebtedness as of March 31, 2008. The Company’s degree of leverage could have important consequences, including the following:
•	it may limit the ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

•	it may limit the ability to declare dividends on the common shares;

•	a portion of the cash flows from operations must be dedicated to the payment of interest on existing indebtedness and is not available for other purposes, including operations, capital expenditures and future business opportunities;

•	certain of the Company’s borrowings, including borrowings under existing credit facilities, are at variable rates of interest and expose the Company to the risk of increased interest rates;

•	it may limit the ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to its competitors that have less debt;

•	the Company may be vulnerable in a downturn in general economic conditions; and

•	the Company may be unable to make capital expenditures that are important to its growth and strategies.
Under the terms of the existing credit facilities, the Company is permitted to incur additional debt in certain circumstances; doing so could increase the risks described above. The new credit facility entered into to finance the acquisition of Chaparral contains financial covenants requiring Gerdau S.A. and its subsidiaries on a consolidated basis to satisfy maximum total debt to EBITDA and minimum EBITDA to interest expense tests. In addition, the term loan facility requires the value of Gerdau S.A.’s receivables under certain off-take supply contracts to at all times exceed the principal amount of the outstanding term loans. The new credit facilities are unsecured but provide for a springing lien in the Gerdau S.A. off-take supply contracts which would take effect upon the occurrence of certain events related to the supply contracts. The new credit facilities also contain customary covenants restricting the Company’s ability, including the ability of two of the Company’s subsidiaries, Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on the Company’s assets, enter into certain transactions with affiliates and enter into certain merger transactions. The senior secured revolving credit facility also contains customary restrictive covenants that limit the Company’s ability to, among other things, incur additional debt, issue redeemable stock and preferred stock, pay dividends on the common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations. These covenants will limit the Company’s discretion in the operation of the business.
Environmental and occupational health and safety laws and regulations affect the Company and compliance may be costly and reduce profitability.
The Company is required to comply with an evolving body of environmental and occupational health and safety laws and regulations (“EHS Laws”). These laws and regulations concern, among other things, air emissions, discharges to soil, surface water and ground water, noise control, the generation, handling, storage, transportation, and disposal of hazardous substances and wastes, the clean-up of contamination, indoor air quality and worker health and safety. These laws and regulations vary by location and can fall within federal, provincial, state or municipal jurisdictions. There is a risk that the Company has not been or, in the future, will not be in compliance with all such requirements. Violations could result in penalties or the curtailment or cessation of operations, any of which could have a material adverse effect on the Company’s results of operation and financial condition.
For example, the Company is required to comply with a variety of EHS Laws that restrict emissions of air pollutants, such as particulate matter and mercury. Because the Company’s manufacturing facilities are emissions intensive, compliance with these laws does require the Company to make investments in pollution control equipment and to report to the relevant government authority if any emissions limits are exceeded. The government authorities typically monitor compliance with these emissions limits and use a variety of tools to enforce them, including administrative orders to control, prevent or stop a certain activity; administrative penalties for violating certain EHS Laws; and regulatory prosecutions. The Company is also required to comply with a similar regime with respect to its wastewater. These EHS Laws restrict the type and amount of pollutants that Company facilities can discharge into receiving bodies of waters, such as rivers, lakes and oceans, and into municipal sanitary and storm sewers. Government authorities can enforce these restrictions through administrative orders and penalties and regulatory proceedings. The Company has installed pollution control equipment at its manufacturing facilities to address emissions and discharge limits, and has an environmental management system in place designed to reduce the risk of non-compliance.
EHS Laws relating to health and safety might also have a significant impact on the Company. Our manufacturing operations involve the use of large and complex machinery and equipment and exposure to various potentially hazardous substances. As a consequence, there is an inherent risk to workers’ health and safety. From time to time, workplace illnesses and accidents, including serious injury and fatalities, do occur. Any serious occurrences of this nature may have a material adverse effect on the Company’s results of operation and financial condition.
Other EHS Laws regulate the generation, storage, transport and disposal of hazardous waste. The Company generates certain wastes, including electric arc furnace (“EAF”) dust (also referred to as K061) and other contaminants that are classified as hazardous and must be properly controlled and disposed of under applicable EHS Laws. Generally these laws require that hazardous wastes be transported by an approved hauler and delivered to an approved recycler or waste disposal site and, in some cases, rendered non-hazardous prior to disposal. The Company has in place a system for properly handling, storing and arranging for the disposal of the wastes it produces, but non-compliance remains an inherent risk, and could have a material adverse effect on our results of operation and financial condition.
Certain EHS Laws impose joint and several liability on certain classes of persons for the costs of investigation and clean-up of contaminated properties. Liability may attach regardless of fault or the legality of the original disposal. Some of the Company’s present and former facilities have been in operation for many years and, over such time, have used substances and disposed of wastes that may require clean-up. The Company could be liable for the costs of such clean-ups. Clean-up costs for any contamination, whether known or not yet discovered, could be substantial and could have a material adverse effect on the Company’s results of operations and financial condition.
The Company has estimated clean-up costs based on a review of the anticipated remediation activities to be undertaken at each of its known contaminated sites. Although the ultimate costs associated with such remediation are not precisely known, the Company has estimated the present value of the total remaining costs as of March 31, 2008 to be approximately $15.1 million with these costs recorded as a liability in the financial statements.
Changes, such as new laws or enforcement policies, including currently proposed restrictions on the emissions of mercury and other pollutants, a currently proposed interpretation of existing rules applicable to the disposal of scrap metal shredder residue and legislative responses to climate change, could have a material adverse effect on the Company’s business, financial condition, or results of operations.
The Company is required to obtain numerous governmental permits and approvals pursuant to EHS Laws. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances, including at the time the Company applies for renewal of existing permits. Failure to obtain or comply with the conditions of permits and approvals may adversely affect the Company’s results of operations and financial condition and may subject the Company to penalties. In addition, the Company may be required to obtain additional operating permits or governmental approvals and incur additional costs. The Company may not be able to meet all applicable regulatory requirements. Moreover, the Company may be subject to fines, penalties or other liabilities arising from actions imposed under EHS Laws. In addition, the Company’s environmental and occupational health and safety capital expenditures could materially increase in the future.
Laws and regulations intended to reduce greenhouse gases and other air emissions may be enacted in the future and could have a material adverse effect on the Company’s results of operations and financial condition.
The Company anticipates that it’s Canadian and U.S. operations may, in the future, be affected by federal, provincial, and state level climate change initiatives intended to reduce greenhouse gases and other air emissions. The steel industry in Canada, for example, has been involved in ongoing dialogue with the federal government with respect to the implementation of emission reduction requirements expected to be phased in beginning in 2010. Canadian provincial governments continue to actively debate a number of other legislative measures, some that have recently taken effect and others that could be in place in the relatively near term. The Province of Quebec, for example, became the first jurisdiction in North America to implement a carbon tax in October 2007, and British Columbia has proposed its own carbon tax that would take effect in July 2008. These taxes may be the beginning of a trend as jurisdictions across North America continue to consider measures to reduce greenhouse gas emissions. Meanwhile, certain state governments in the United States, including California, and growing coalitions of Western and northeastern/mid-Atlantic states are also taking active steps to achieve greenhouse gas emission reductions, and there is some indication that federal politicians are moving in a similar direction—in particular, various pieces of federal legislation that would limit greenhouse gas emissions have been introduced in the U.S. Congress, some form of which may be enacted at some point in the future. While the details of this emerging legislative regime are still in a state of flux in Canada and the United States, the outcome could have a material adverse effect on the Company’s results of operations and financial condition.
By seeking protection under bankruptcy laws, some of the Company’s competitors have been relieved of debt burdens and legacy costs which may enable them to operate more competitively.
Many U.S. and Canadian steel companies have sought bankruptcy protection over the last several years. Several of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and have obtained concessions from their employees, suppliers and lenders. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations including debt, environmental costs, employee and retiree benefits and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate more competitively than the Company or other producers that have remained solvent.
The Company’s pension plans are currently underfunded.
The Company has several pension plans that are currently underfunded and adverse market conditions could require the Company to make substantial cash payments to fund the plans which could reduce cash available for other business needs.
The Company may not be able to successfully renegotiate collective bargaining agreements when they expire and financial results may be adversely affected by labor disruptions.
As at March 31, 2008, approximately 34% of the Company’s employees were represented by the United Steel Workers of America (“USWA”) and other unions under different collective bargaining agreements. The agreements have different expiration dates.
The Company may be unable to negotiate new collective bargaining agreements without any labor disruption when the existing agreements expire. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company’s operations. Labor organizing activities could occur at one or more of the Company’s other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company’s financial condition and results of operations.
The Company is exposed to fluctuations in interest rates.
Certain of the Company’s borrowings, primarily borrowings under the Company’s senior secured credit facility and the term loan facility, are at variable rates of interest and expose the Company to interest rate risk. If interest rates increase, the Company’s debt service obligations on the variable rate indebtedness would increase and the Company’s net income would decrease. Significant changes in interest rates can increase the Company’s interest expense and have a material adverse effect on its results of operations or financial condition.
Currency fluctuations could adversely affect the Company’s financial results or competitive position.
The Company reports results in U.S. dollars. A portion of net sales and operating costs are in Canadian dollars. As a result, fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may affect operating results. In addition, the Canadian operations compete with U.S. producers and are less competitive as the Canadian dollar strengthens relative to the U.S. dollar.
In addition, fluctuations in the value of the Canadian and U.S. dollar relative to foreign currencies may adversely affect the Company’s business. A strong Canadian or U.S. dollar makes imported steel less expensive, potentially resulting in more imports of steel products into Canada or the United States by foreign competitors. As a result, the Company’s steel products that are made in Canada or the United States may become relatively more expensive as compared to imported steel, which could have a material negative impact on sales, revenues, margins and profitability.

Estimates used in the preparation of financial statements may differ from actual results.
The Company prepares financial statements in accordance with U.S. generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company’s financial results and results of operations.
The Company depends on senior management and may be unable to replace key executives if they leave.
The Company’s operations and prospects depend in large part on the performance of its senior management team. The Company does not have non-competition agreements with any of the executive officers other than Mario Longhi, the Company’s President and Chief Executive Officer. The Company cannot assure you that the executive officers will remain with the Company as employees. In addition, the Company cannot assure you that it would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of the senior management team or the difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on the Company’s business, financial condition and results of operations.
Gerdau S.A. and its controlling shareholders control the Company and are in a position to affect the Company’s governance and operations.
Gerdau S.A. beneficially owned approximately 66.5% of the Company’s outstanding common shares as at April 30, 2008 and Gerdau S.A., in turn, is controlled by the Gerdau Johannpeter family. Four of the ten directors on the Company’s board of directors are independent directors within the meaning of applicable laws. Three of the directors are members or former members of the management of Gerdau S.A., and four of the directors are members of the controlling family. For as long as Gerdau S.A. has a controlling interest in the Company, it will generally be able to approve any matter submitted to a vote of shareholders including, among other matters, the election of the board of directors and any amendment to the Company’s articles or by-laws. In addition, Gerdau S.A. is able to significantly influence decisions relating to the business and affairs of the Company, the selection of senior management, the Company’s access to capital markets, the payment of dividends and the outcome of any significant transaction (such as a merger, consolidation or sale of all or substantially all of the Company’s assets). The interest of Gerdau S.A. and the controlling family may be different from an investor’s interests and they may exercise their control over the Company in a manner inconsistent with an investor’s interests.
Changes in the credit and capital markets may impair the liquidity of the Company’s short-term investments, including investments in auction rate securities, which may adversely affect the Company’s financial condition and results of operations.
The Company has invested cash in short-term investments that are comprised of investment grade variable debt obligations (“auction rate securities”), which are asset-backed and categorized as available-for-sale. At March 31, 2008, the Company held $71.9 million of investments in these securities. Despite the long-term nature of the securities’ stated contractual maturities, the Company has historically been able to quickly liquidate these securities. Over the past several months, auctions for certain auction rate securities failed because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities, or the securities mature. Although the Company intends to sell these investments when liquidity returns to the market for these securities, if the Company determines that an issuer of the securities is unable to successfully close future auctions, or redeem or refinance the obligations, the Company may be required to reclassify the investments from a current asset to a non-current asset. The Company continues to earn interest on these securities, including those subject to failed auctions. The Company recognized a pre-tax other than temporary impairment loss of approximately $22.7 million at March 31, 2008 related to these auction rate securities. The Company may recognize additional losses in the future if uncertainties in these markets continue or deteriorate further, which may have an adverse effect on the Company’s financial condition and results of operations.
The Company relies on its 50% owned joint ventures for a portion of its income and cash flow, but does not control them or their distributions.
The Company has three 50%-owned joint ventures that contribute to its financial results but that it does not control. These joint ventures contributed $18.4 million to net income for the three months ended March 31, 2008, and $17.7 million to net income for the three months ended March 31, 2007. The Company received $10.4 million of cash distributions from its joint ventures in the three months ended March 31, 2008 and $20.4 million of cash distributions for the three months ended March 31, 2007. However, as the Company does not control the joint ventures, it cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin’s existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control the joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures’, or the Company’s, best interests.
OUTLOOK
The Company delivered another quarterly earnings record as strong global demand for steel has driven selling prices higher and provided Gerdau AmeriSteel the opportunity to export Gerdau AmeriSteel product globally. The Company offers a well-balanced finished steel product mix of rebar, merchant and structural shapes, wire rod and flat rolled sheet which when combined with an expanding downstream business, has allowed Gerdau AmeriSteel to deliver these attractive results.

The Company’s balance sheet remains strong and it continues to seek opportunities to expand the business and provide attractive returns to shareholders. The Chaparral integration continues to exceed the Company’s initial expectations and the annualized synergy expectations have been raised to $100 million by the end of 2008. The Company is also focused on the integration of the recent Century Steel fabricating business which continues to expand our market presence in the western United States.
The Company’s outlook for the near term remains positive despite the unprecedented level of volatility in raw material costs. Certain grades of scrap raw material costs have increased over $200 per ton since the end of the first quarter, however with captive scrap operations which supply approximately one third of the Company’s scrap needs and announced price increases, the Company remains focused on keeping metal spreads robust. Import levels remain lower than historical highs, global steel demand and prices are creating export opportunities, and inventory levels in North America appear to be at low levels throughout the system. In addition, the Company’s flat rolled joint venture, Gallatin Steel saw improving margins throughout the three months ended March 31, 2008 and this trend is expected to continue into the next quarter.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
 (US$ in thousands)
(Unaudited)

	March 31,	December 31,
	2008	2007
ASSETS
Current Assets
Cash and cash equivalents	$568,945	$547,362
Short-term investments	71,924	94,591
Accounts receivable, net	830,865	705,929
Inventories	1,240,900	1,203,107
Deferred tax assets	24,317	21,779
Costs and estimated earnings in excess of billings on uncompleted contracts	4,803	3,844
Income taxes receivable	3,076	23,986
Other current assets	32,487	25,880

Total Current Assets	2,777,317	2,626,478
Investments in 50% Owned Joint Ventures	168,669	161,168
Property, Plant and Equipment, net	1,872,323	1,908,617
Goodwill	3,052,061	3,050,906
Intangibles	574,365	598,528
Deferred Financing Costs	41,839	44,544
Deferred Tax Assets	9,420	12,433
Other Assets	23,364	25,846

TOTAL ASSETS	$8,519,358	$8,428,520

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$452,325	$376,634
Accrued salaries, wages and employee benefits	140,280	169,658
Accrued interest	15,095	40,631
Income taxes payable	84,645	28,143
Accrued sales, use and property taxes	9,769	11,970
Current portion of long-term environmental reserve	2,176	3,704
Billings in excess of costs and estimated earnings on uncompleted contracts	12,591	17,448
Other current liabilities	32,803	25,901
Current portion of long-term borrowings	19,758	15,589

Total Current Liabilities	769,442	689,678
Long-term Borrowings, Less Current Portion	3,056,567	3,055,431
Accrued Benefit Obligations	255,100	252,422
Long-term Environmental Reserve, Less Current Portion	12,925	11,830
Other Liabilities	77,965	78,401
Deferred Tax Liabilities	422,824	433,822
Minority Interest	43,652	42,321

TOTAL LIABILITIES	4,638,475	4,563,905

Contingencies, commitments and guarantees

Shareholders’ Equity
Capital stock	2,548,984	2,547,123
Retained earnings	1,299,539	1,253,196
Accumulated other comprehensive income	32,360	64,296

TOTAL SHAREHOLDERS’ EQUITY	3,880,883	3,864,615

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,519,358	$8,428,520

See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended
	March 31,	March 31,
	2008	2007

NET SALES	$2,031,662	$1,342,996

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	1,600,627	1,068,872
Selling and administrative	54,576	50,663
Depreciation	52,520	28,092
Amortization	24,163	458
Other operating income, net	(550)	(683)

	1,731,336	1,147,402

INCOME FROM OPERATIONS	300,326	195,594

INCOME FROM 50% OWNED JOINT VENTURES	18,380	17,695

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	318,706	213,289

OTHER EXPENSES
Interest expense	51,839	10,303
Interest income	(6,663)	(2,352)
Foreign exchange (gain) loss, net	(3,878)	(248)
Amortization of deferred financing costs	2,691	685
Writedown of short-term investments	22,667	—
Minority interest	4,395	4,612

	71,051	13,000

INCOME BEFORE INCOME TAXES	247,655	200,289

INCOME TAX EXPENSE	84,647	66,754

NET INCOME	$163,008	$133,535

EARNINGS PER COMMON SHARE — BASIC	$0.38	$0.44
EARNINGS PER COMMON SHARE — DILUTED	$0.38	$0.44
See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US$ in thousands)
(Unaudited)

				Accumulated Other
	Number of	Capital	Retained	Comprehensive
	Shares	Stock	Earnings	Income	Total

Balances at December 31, 2006	305,376,603	$1,016,287	$828,998	$8,173	$1,853,458
Net income			133,535		133,535
Foreign exchange translation				3,657	3,657
Dividends			(88,511)		(88,511)
Employee stock options exercised	144,963	1,348			1,348

Balances at March 31, 2007	305,521,566	$1,017,635	$874,022	$11,830	$1,903,487

Balances at December 31, 2007	432,463,184	$2,547,123	$1,253,196	$64,296	$3,864,615
Net income			163,008		163,008
Foreign exchange translation				(22,505)	(22,505)
Unrealized loss on qualifying cash flow hedges, net of tax				(9,431)	(9,431)
Dividends			(116,665)		(116,665)
Employee stock options exercised	144,736	1,861			1,861

Balances at March 31, 2008	432,607,920	$2,548,984	$1,299,539	$32,360	$3,880,883

See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

	Three Months Ended
	March 31,	March 31,
	2008	2007
OPERATING ACTIVITIES
Net income	$163,008	$133,535
Adjustment to reconcile net income to net cash provided by operating activities:
Minority interest	4,395	4,612
Depreciation	52,520	28,092
Amortization	24,163	458
Amortization of deferred financing costs	2,691	685
Deferred income taxes	(1,834)	6,673
(Gain) loss on disposition of property, plant and equipment	(523)	304
Income from 50% owned joint ventures	(18,380)	(17,695)
Distributions from 50% owned joint ventures	10,404	20,404
Compensation cost from share-based awards	3,188	8,782
Realized loss on writedown of short-term investments	22,667	—
Excess tax benefits from share-based payment arrangements	(664)	(526)
Facility closure expenses	990	—

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(129,196)	(170,695)
Inventories	(46,923)	22,162
Other assets	(1,134)	24,206
Liabilities	85,894	70,618

NET CASH PROVIDED BY OPERATING ACTIVITIES	171,266	131,615

INVESTING ACTIVITIES
Additions to property, plant and equipment	(30,706)	(54,114)
Proceeds received from the disposition of property, plant and equipment	1,302	756
Change in restricted cash	—	(6)
Purchases of short-term investments	—	(217,689)
Sales of short-term investments	—	199,795

NET CASH USED IN INVESTING ACTIVITIES	(29,404)	(71,258)

FINANCING ACTIVITIES
Proceeds from issuance of debt	498	—
Payments on term borrowings	(25)	(62)
Cash dividends	(116,665)	(88,511)
Distributions to subsidiary’s minority shareholder	(3,065)	(1,221)
Proceeds from exercise of employee stock options	494	295
Excess tax benefits from share-based payment arrangements	664	526

NET CASH USED IN FINANCING ACTIVITIES	(118,099)	(88,973)
Effect of exchange rate changes on cash and cash equivalents	(2,180)	31

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	21,583	(28,585)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	547,362	109,236

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$568,945	$80,651

See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US$ in thousands)
(Unaudited)
NOTE 1 — BUSINESS AND BASIS OF PRESENTATION
The Company operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, and rail and truck carriers.
All intercompany transactions and accounts have been eliminated in consolidation. Certain amounts for prior years have been reclassified to conform to the 2008 presentation.
In the opinion of the Company’s management, the accompanying unaudited interim Condensed Consolidated Financial Statements reflect all normal recurring adjustments which the Company considers necessary for the fair presentation of the Condensed Consolidated Balance Sheet of the Company at March 31, 2008, its Condensed Consolidated Statements of Earnings for the three months ended March 31, 2008 and 2007, its Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2008 and 2007 and its Condensed Consolidated Statements of Changes in Shareholders’ Equity for the three months ended March 31 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Interim results are not necessarily indicative of results that may be expected for the entire year or any other interim period. The December 31, 2007 Consolidated Balance Sheet data was derived from the audited comparative consolidated financial statements included in Gerdau Ameristeel’s 2007 Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”) (“2007 Annual Report”) and includes all disclosures required by GAAP. Therefore, these unaudited interim Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements of the Company included in the 2007 Annual Report.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICES
Short-term Investments
From time to time, the Company invests excess cash in short-term investments that are comprised of investment grade variable rate debt obligations, known as auction rate securities, which are asset-backed and categorized as available-for-sale. At March 31, 2008, the Company held $71.9 million of investments in these auction rate securities. Over the past several months, auctions for certain auction rate securities failed auction because sell orders have exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities or the securities mature. Although it is the Company’s intention to sell these investments when liquidity returns to the market for these securities, if the Company determines that an issuer of the securities is unable to successfully close future auctions, or redeem or refinance the obligations, the Company might have to reclassify the investments from a current asset to a non-current asset. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of marketable securities and auction rate securities, the Company utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. As a result of this analysis of other-than-temporary impairment factors, the Company recorded an other-than-temporary impairment of approximately $22.7 million at March 31, 2008, related to these auction rate securities. These securities will be analyzed each reporting period for possible further other-than-temporary impairment factors and appropriate balance sheet classifications.
Adoption of New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Value Measurements” (“SFAS 157”). SFAS 157 introduces a framework for measuring fair value and expands required disclosure about fair value measurements of assets and liabilities. SFAS 157 for financial assets and liabilities is effective for fiscal years beginning after November 15, 2007, and the Company has adopted the standard for those assets and liabilities as of January 1, 2008. The adoption of FAS 157 did not materially impact the Company balance sheet, statement of earnings, or cash flow. The Company is now required to provide additional disclosures as a part of its consolidated financial statements.
In February 2008, the FASB issued Staff Position (“FSP”) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company is currently assessing the impact of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities on its consolidated balance sheets and statements of earnings.
SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a three — tier fair value hierarchy which prioritizes the inputs in measuring fair value requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than Level 1 prices such as quoted prices (unadjusted) for similar assets or liabilities; quoted prices (unadjusted) in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
As of March 31, 2008, the Company held certain assets that are required to be measured at fair value on a recurring basis. These included the Company’s auction rate securities and derivative instruments.
The Company invested in auction rate security instruments, which are classified as short-term investments and reflected at fair value. However, due to recent events in credit markets noted above, auctions for some of these instruments have failed over the past several months. The fair values of these securities were estimated utilizing valuation models including those that are based on expected cash flow schemes and collateral values, including assessments of counterparty credit qualify, default risk underlying the security, discount rates and overall capital market liquidity in a non-active market as of March 31, 2008. Therefore, the Company utilized level 3 inputs to measure the fair market value of these investments.
The Company’s derivative instruments consist of interest rate swaps and collar contracts which are traded on a public exchange. See Note 12 for further information on the Company’s derivative instruments and hedging activities. The fair values of the derivatives were determined based on inputs that are readily available in public markets or derived from information available in publicly quoted markets. Therefore, the Company utilized level 2 inputs to measure the fair market value of these derivatives. The Company utilized a standard pricing model based on inputs that were either readily available in public markets, derived from information available in publicly quoted markets, or quoted by counterparties to these contracts to determine the value of the derivatives. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of derivative contracts it holds.
The Company’s assets and liabilities measured at fair value on a recurring basis subject to the disclosure requirements of SFAS 157 at March 31, 2008, were as follows ($000’s):

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
Description	March 31, 2008	(Level 1)	(Level 2)	(Level 3)
Assets:
Auction Rate Securities	$71,924	$—	$—	$71,924
Derivative assets	$5,042	$—	$5,042	$—
Liabilities:
Derivatives liabilities	$16,594	$—	$16,594	$—

The table below provides a summary of changes in fair value for the level 3 assets:

Balance as of December 31, 2007	$94,591
Writedown of short-term investments	(22,667)

Balance as of March 31, 2008	$71,924

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008, the effective date of the standard.
Recent Accounting Pronouncements
In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R replaces FASB Statement No. 141, “Business Combinations,” (“SFAS 141”). SFAS 141R establishes the requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements for business combinations. SFAS 141R applies to business combinations for which the acquisition date is on or after December 15, 2008. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of SFAS 141R.
In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements — an amendment to ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting for minority interests, now termed “non-controlling interests”. SFAS 160 requires non-controlling interests to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the non-controlling interest to be separately identified on the consolidated statement of earnings. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of SFAS 160.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (Statement 161). SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 has been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is evaluating the potential impact on its consolidated statements upon adoption of Statement 161.
NOTE 3 — ACQUISITIONS
On September 14, 2007, the Company completed its acquisition of Chaparral Steel Company (“Chaparral”), broadening the Company’s product portfolio and giving it a wide range of structural steel products. Chaparral is a leading producer of structural steel products in North America and also a major producer of steel bar products. It operates two mini-mills, one located in Midlothian, Texas, and other located in Petersburg, Virginia. The purchase price for the shares of Chaparral was $4.2 billion in cash, plus the assumption of certain liabilities of the acquired company.
The financial statements of the Company include the results of these acquisitions from the date of acquisition.
During the first quarter of 2008, the Company revised the purchase price allocation as a result of updated information regarding the fair values of certain assets and liabilities, resulting in a net increase of goodwill and intangibles of $1.7 million. The following table summarizes the fair value of assets acquired and liabilities assumed for Chaparral at the date of the acquisition, September 14, 2007. ($000s):

Current assets	$1,060,116
Property, plant and equipment	703,811
Intangible assets	605,671
Other long-term assets	11,519
Current liabilities	(676,461)
Long-term liabilities	(415,299)

Net fair market value	1,289,357
Goodwill	2,774,901

Total consideration allocated	$4,064,258

The purchase price allocation to the identifiable intangible assets is as follows ($000s):

		Remaining
		Useful life
Customer relationships	$561,000	15 years
Patented technology	29,000	5 years
Internally developed software	1,000	2 years
Order backlog	14,671	1.5 months

	$605,671

The $2.77 billion of goodwill has been allocated to the steel mills segment. The purchased intangibles and goodwill are not deductible for tax purposes. However purchase accounting requires the establishment of deferred tax liabilities on the fair value increments related to intangible assets that will be recognized as a tax benefit in future periods as the assets are amortized. As allowed under SFAS 141, the Company has up to one year from the acquisition date to adjust the valuations of goodwill and intangible assets.
The following unaudited pro forma consolidated results of operations assume the acquisition of Chaparral was completed at the beginning of the period shown below. Pro forma data may not be indicative of the results that would have been obtained had the acquisition actually occurred at the beginning of the period presented, or of results which may occur in the future. ($000s):

Three Months Ended
March 31,
2007

Net Sales	$1,762,668
Net Income	117,045

EARNINGS PER COMMON SHARE — BASIC	$0.38
EARNINGS PER COMMON SHARE — DILUTED	$0.38
The unaudited pro forma information presented above reflects the results of operations for three months ended March 31, 2007 as though the acquisition had been completed at the beginning of that period. The fair value adjustment to inventory ($22 million net of tax) has been recorded as a reduction of net income in each period.
Due to the difference in fiscal year ends of each company, the pro forma information for the three months ended March 31, 2007 has been prepared by combining (i) Gerdau Ameristeel’s consolidated statement of earnings for the three months ended March 31, 2007 and (ii) Chaparral’s consolidated statement of operations for the three months ended February 28, 2007.
NOTE 4 — INVENTORIES
Inventories consist of the following ($000s):

	March 31,	December 31,
	2008	2007

Ferrous and non-ferrous scrap	$191,576	$170,606
Work-in-process	200,340	186,005
Finished goods	500,027	495,619
Raw materials (excluding scrap) and operating supplies	348,957	350,877

	$1,240,900	$1,203,107

NOTE 5 — PROPERTY, PLANT & EQUIPMENT
Property, plant and equipment consist of the following ($000s):

		March 31, 2008
		Accumulated	Net
	Cost	Depreciation	Book Value
Land and improvements	$165,056	$(11,084)	$153,972
Buildings and improvements	371,645	(57,276)	314,369
Machinery and equipment	2,002,593	(726,400)	1,276,193
Construction in progress	122,775	—	122,775
Property, plant and equipment held for sale	5,014	—	5,014

	$2,667,083	$(794,760)	$1,872,323

		December 31, 2007
		Accumulated	Net
	Cost	Depreciation	Book Value
Land and improvements	$162,476	$(9,529)	$152,947
Buildings and improvements	370,722	(54,667)	316,055
Machinery and equipment	1,995,013	(702,570)	1,292,443
Construction in progress	141,646	—	141,646
Property, plant and equipment held for sale	5,526	—	5,526

	$2,675,383	$(766,766)	$1,908,617

NOTE 6 — GOODWILL AND INTANGIBLES
The change in the carrying amount of goodwill for the three months ended March 31, 2008 is as follows ($000s):

Balance as of December 31, 2007	$3,050,906
Net adjustment of goodwill	1,155

Balance as of March 31, 2008	$3,052,061

Intangible assets are comprised of the following ($000s):

	March 31,		December 31,
	2008		2007
	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization
Customer relationships	$568,297	$(29,242)	$568,297	$(7,459)
Patented technology	29,220	(3,195)	29,220	(1,742)
Internally developed software	1,000	(625)	1,000	(500)
Order backlog	16,354	(15,560)	16,354	(15,333)
Trade name	3,850	(1,091)	3,850	(898)
Non-compete agreements	6,633	(1,276)	6,633	(894)

	$625,354	$(50,989)	$625,354	$(26,826)

The estimated amortization expense for each of the five years ending subsequent to March 31, 2008 is as follows ($000s):

	2008 (1)	2009	2010	2011	2012
Customer relationships	$65,349	$48,979	$50,342	$49,661	$46,936
Patented technology	4,360	5,813	5,813	5,813	4,091
Internally developed software	375	—	—	—	—
Order backlog	583	207	3	—	—
Trade name	578	770	770	642	—
Non-compete agreements	1,146	1,528	1,528	1,041	114

	$72,391	$57,297	$58,456	$57,157	$51,141

(1)	Represents estimated amortization for nine months period of April 1, 2008 to December 31, 2008.
NOTE 7 — INVESTMENTS IN 50% OWNED JOINT VENTURES
The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures. The Company’s interests in the joint ventures have been accounted for using the equity method under which the Company’s proportionate share of earnings has been included in the Condensed Consolidated Statement of Earnings.
The following table summarizes the results of these companies’ financial statements in which the Company owns 50%. The results exclude the impact of a purchase price adjustment, which reduced the basis of the assets at the time of the acquisition and, as a result, increases the income earned by joint ventures recorded by the Company ($000s):

	March 31,	December 31,
	2008	2007

Balance Sheet
Current assets	$251,410	$228,802
Property, plant and equipment, net	184,978	190,442
Current liabilities	83,642	78,738
Long-term debt	4,446	4,532

	Three Months Ended March 31,
	2008	2007

Statement of Earnings
Sales	$295,838	$230,665
Operating income	33,596	32,843
Income before income taxes	33,781	32,869
Net income	33,190	31,988
NOTE 8 — LONG-TERM DEBT
On September 14, 2007, the Company entered into a $2.75 billion Term Loan Facility to partially finance its acquisition of Chaparral of which $150.0 million of the Term Loan has been repaid.
The Term Loan Facility has tranches maturing between 5 and 6 years from the closing date and bearing interest at LIBOR plus between 1.00% and 1.25%. The Term Loan Facility is not secured by the assets of Gerdau Ameristeel or its subsidiaries. Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers under both credit facilities. The Term Loan Facility includes financial covenants requiring Gerdau S.A. and its subsidiaries on a consolidated basis to satisfy maximum total debt to EBITDA and minimum EBITDA to interest expense tests, and the value of Gerdau S.A.’s and certain of its subsidiaries’ receivables under certain off-take supply contracts to at all times exceed the principal amount of the outstanding term loans. The Term Loan Facility is unsecured but provides for a springing lien in the off-take supply contracts. The Term Loan Facility also contains customary covenants restricting the Company’s ability, including the ability of certain of its subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Company is in compliance with the terms of the Term Loan Facility.
On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. The Company amortizes the bond discount using the straight line method, which is not materially different from the effective interest method. The Company can call these Senior Notes at any time at a redemption price ranging from 105 3/8% to 100%, depending on the year the call is made. As a result of the Company hedging a portion of its 10 3/8% Senior Notes, the carrying value of those notes was adjusted to reflect the changes in fair value of the derivative.
On November 22, 2006, the Company entered into a credit facility with Kfw IPEX-Bank (“Kfw”) to provide financing for capital expenditures. The facility is for $75.0 million, expires on November 30, 2008 and is secured by the equipment purchased with the financing. At both March 31, 2008 and December 31, 2007, $15.4 million had been drawn on this facility.
In 2005 the Company entered into a new Senior Secured Credit Facility, which provided commitments of up to $650.0 million and expires on October 31, 2010. The Company is in compliance with the terms of the facility at March 31, 2008. The borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory and accounts receivable. At both March 31, 2008 and December 31, 2007, there was nothing drawn against this facility based upon available collateral under the terms of the agreement. At March 31, 2008 and December 31, 2007 there is nothing drawn against this facility and approximately $576 million and $583 million, respectively, was available under the Senior Secured Credit Facility, net of $74 million and $67 million, respectively of outstanding letters of credit.
The Company had $54.6 million of industrial revenue bonds outstanding at both March 31, 2008 and December 31, 2007. Approximately $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The Company assumed an additional industrial revenue bond in the amount of $4.2 million with the acquisition of the Beaumont, Texas facility in November 2004. The interest rates on these bonds range from 51% to 121% of the prime rate. The industrial revenue bonds mature in 2014, 2017 and 2008, respectively. The Jackson, Tennessee and Cartersville, Georgia bonds are secured by letters of credit issued under the Senior Secured Credit Facility. On May 3, 2007, Gerdau Ameristeel US Inc. entered into a new industrial revenue bond for the Jacksonville, Florida facility. The industrial revenue bond is for $23.0 million and matures on May 1, 2037. The interest on this bond is 5.3% payable semi-annually. This bond is secured by a guarantee by the Company.
Debt includes the following ($000s):

	March 31,	December 31,
	2008	2007

Term Loan Facility, bearing interest of LIBOR plus 1.00% to 1.25%, due September 14, 2012	$1,600,000	$1,600,000
Term Loan Facility, bearing interest of LIBOR plus 1.25%, due September 14, 2013	1,000,000	1,000,000
Senior Notes, bearing interest of 10.375%, due July 2011, net of original issue discount (1)	406,157	400,819
Industrial Revenue Bonds, bearing interest of 2.65% to 6.375%, due through May 2037	54,600	54,600
Credit facility with KfW, bearing interest of LIBOR plus 1.80%, due November 2008	15,399	15,399
Other, bearing interest from 6.00% to 6.26%, due through October 2010	169	202

	3,076,325	3,071,020
Less current portion	(19,758)	(15,589)

	$3,056,567	$3,055,431

(1)	As a result of the Company hedging a portion of its 10 3/8% Senior Notes, the carrying value of those notes was adjusted to reflect the changes in fair value of the derivative.

The maturities of borrowings for the years ending subsequent to March 31, 2008, are as follows ($000s):

Amount
2008	$19,758
2009	6
2010	6
2011	1,131,155
2012	1,375,000
2013	500,000
Thereafter	50,400

$3,076,325

NOTE 9 — RELATED PARTY TRANSACTIONS
From time to time in the normal course of business, the Company and/or certain of its subsidiaries make purchases and sales of steel products and raw materials from or to affiliated companies. For the three months ended March 31, 2008 and 2007, the Company and/or certain of its subsidiaries purchased approximately 26,979 tons and 26,684 tons of steel products and raw materials from affiliated companies for $14.8 million and $10.3 million, respectively. For the three months ended March 31, 2008, the Company and/or certain of its subsidiaries sold approximately 16,915 tons of steel products to affiliated companies for $12.6 million. There were no sales of steel products to affiliated companies for the three months ended March 31, 2007. For both the three months ended March 31, 2008 and 2007 the Company recorded $0.7 million of rent expense related to leases between Pacific Coast Steel (“PCS”) and entities controlled by management of PCS. These transactions do not represent a significant percentage of the Company’s total purchases, total sales or total lease transactions and were on terms which management believes were no less favorable than could be obtained from unaffiliated third parties.
NOTE 10 — INCOME TAXES
The income tax expense differs from the amount computed by applying the Canadian statutory income tax rate (federal and provincial) to income before income taxes, as follows ($000s):

	Three Months Ended March 31,
	2008	2007

Tax provision at Canadian statutory rates (31.5% and 34.1% for 2008 and 2007, respectively)	$78,013	$68,338
Tax exempt income	(13,052)	(6,235)
Effect of different rates in foreign jurisdictions	13,438	7,097
Deduction related to domestic production activities	(3,629)	(3,148)
Change in enacted tax rates	(247)	—
Change in valuation allowance	8,840	—
Other, net	1,284	702

Income Tax Expense	$84,647	$66,754

The Company recorded a pre-tax other-than-temporary impairment of approximately $22.7 million at March 31, 2008 related to the auction rate securities discussed in Note 2. A valuation allowance of $8.8 million was placed against the associated deferred tax asset since the Company believes that it is not more likely than not to be fully realized.
NOTE 11 — POSTRETIREMENT BENEFITS
The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.
The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.

The following tables summarize the expenses related to pension benefits and postretirement medical benefits included in the Company’s Condensed Consolidated Statements of Earnings ($000s):

	Pension Benefits		Other Benefit Plans
	Three months ended		Three months ended
	March 31,	March 31,	March 31,	March 31,
	2008	2007	2008	2007
Components of net periodic benefit cost
Service cost	$6,139	$5,430	$739	$507
Interest cost	8,241	7,183	1,606	1,121
Expected return on plan assets	(8,919)	(7,380)	—	—
Amortization of transition liability	53	50	—	—
Amortization of prior service cost	1,134	563	(89)	(87)
Recognized actuarial loss	630	1,440	137	115

Net periodic benefit cost	$7,278	$7,286	$2,393	$1,656

The Company contributed $4.3 million to its defined benefit pension plans for the three months ended March 31, 2008. The Company expects to contribute an additional $32.7 million during the remainder of fiscal year 2008.
PCS, a majority owned and consolidated joint venture of the Company, contributed $4.0 million to its multi-employer pension plans for the three months ended March 31, 2008.
NOTE 12 — FINANCIAL INSTRUMENTS
The Company’s use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined risks associated with variability in cash flows or changes in fair values related to the Company’s financial assets and liabilities. The associated financial statement risk is the volatility in net income which can result from changes in fair value of derivatives not qualifying as accounting hedges or ineffectiveness of designated hedges. As required by SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (“SFAS 133”) the Company assess both at the inception of each hedge and on an on-going basis, whether the derivatives that are used in its hedging transactions are highly effective in offsetting the changes in cash flows of the hedged item.
During March 2008, the Company entered into interest rate swaps, which qualify as cash flow hedges, to reduce its exposure to the variability in the floating USD LIBOR interest rates. The notional value of the interest rate swaps is $1.0 billion, the fixed interest rate of the swaps is between 3.3005% and 3.707% and they expire between March 2012 and September 2013. If added to the spread over LIBOR on tranche B of the Term Loan Facility, the interest rate on these swaps would be between 4.5505% and 4.9570%. The fair value of these swaps at March 31, 2008 was $9.4 million and was recorded as other liabilities in the Unaudited Condensed Consolidated Balance Sheet. The Company reflects the changes in the fair value of cash flow hedges in comprehensive income and any ineffectiveness in interest expense. For the three months ended March 31, 2008, comprehensive loss was $9.4 million and there was no ineffectiveness recorded as interest expense.
The Company also has interest rate swaps which qualify as fair value hedges, to convert fixed rate debt, the 10 3/8% Senior Notes, to floating debt. These interest rate swaps which have a notional value of $200 million and an expiration date of July 15, 2011 are recorded as other current assets in the Unaudited Condensed Consolidated Balance Sheet with a fair value of $5.0 million. The Company reflects the ineffective portion of the fair value hedges in interest expense. For the three months ended March 31, 2008, there was no ineffectiveness related to fair value hedges.
Additionally, the Company has interest rate caps and floors, otherwise known as collars, related to the fair value interest rate swaps discussed above to limit its exposure to the variable USD LIBOR interest rate. These derivatives do not qualify for hedge accounting. These interest rate caps and floors are recorded as other current liabilities in the Unaudited Condensed Consolidated Balance Sheet with a fair value of $7.1 million. The Company reflects the changes in derivatives that do not qualify for hedge accounting in interest expense. For the three months ended March 31, 2008, the change in fair value of non-qualifying derivatives was a loss of $3.3 million.

NOTE 13 — COMPREHENSIVE INCOME
In addition to net income, comprehensive income included certain amounts recorded directly in equity. The following table summarizes the components of comprehensive income, net of related income tax effects ($000s):

	Three Months Ended
	March 31,	March 31,
	2008	2007

Net income	$163,008	$133,535
Foreign currency translation adjustment	(22,505)	3,657
Unrealized gain/(loss) on derivative instruments	(9,431)	—

Comprehensive income	$131,072	$137,192

NOTE 14 — SHAREHOLDERS’ EQUITY
Capital stock consists of the following shares:

	Authorized	Issued	Capital Stock
	Number	Number	(in thousands)

March 31, 2008
Common	Unlimited	432,607,920	$2,548,984

December 31, 2007
Common	Unlimited	432,463,184	$2,547,123
On March 13, 2008, the Company paid a special dividend of $0.25 per common share in addition to the normal $0.02 per common share quarterly dividend. This resulted in a total dividend payment of $116.7 million to shareholders of record at the close of business on February 28, 2008.
Earnings per Share
The following table identifies the components of basic and diluted earnings per share ($000s except share and earnings per share data):

	Three Months Ended
	March 31,	March 31,
	2008	2007

Basic earnings per share:
Basic net earnings	$163,008	$133,535

Average shares outstanding	432,045,344	305,206,875

Basic net earnings per share	$0.38	$0.44

Diluted earnings per share:
Diluted net earnings	$163,008	$133,535

Diluted average shares outstanding:
Average shares outstanding	432,045,344	305,206,875

Dilutive effect of stock options and share units	1,085,319	947,974

	433,130,663	306,154,849

Diluted net earnings per share	$0.38	$0.44
At March 31, 2008, options to purchase 397,556 (659,997 at March 31, 2007) common shares were not included in the computation of diluted earnings per share as their inclusion would be anti-dilutive.

NOTE 15 — STOCK BASED COMPENSATION
The long-term incentive plans are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made. Phantom stock and SARs vest 25% on each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting in the form of a cash payment. The number of options or SARs awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option or SAR at the date the award of the options or SARs is made. The value of the options or SARs is determined by the Human Resources Committee of the Company’s Board of Directors based on a Black Scholes or other method for determining option values. Options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000.
An award of approximately $8.3 million was earned by participants in 2007 and was granted 44% in SARs, 28% in options and 28% in phantom stock. On February 28, 2008, the Company issued 379,564 options, under this plan. These awards are being accrued over the vesting period.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in the first quarter of 2008:

2008
Risk free interest rate	3.01%
Expected life	6.25 years
Expected volatility	49.10%
Expected dividend yield	3.08%
The grant date fair value of stock options granted during the three months ended March 31, 2008 was $6.02.
During the three months ended March 31, 2008 and 2007, the compensation costs recognized by the Company for options issued during, 2007, and 2008 were insignificant. At March 31, 2008, the remaining unrecognized compensation cost related to all unvested options was approximately $2.7 million and the weighted-average period of time over which this cost will be recognized is 3.3 years.
The following table summarizes stock options outstanding as of March 31, 2008, as well as activity during the three months then ended:

	Number of	Weighted-Average
	Shares	Exercise Price

Outstanding at December 31, 2007	1,287,669	$5.92
Granted	385,556	15.86
Exercised	(144,736)	2.46

Outstanding at March 31, 2008 (a)	1,528,489	$8.75

Options exercisable	762,238	4.28

(a) At March 31, 2008, the weighted-average remaining contractual life of options outstanding and exercisable were 6.83 years and 2.11 years, respectively.
At March 31, 2008 and 2007 the aggregate intrinsic value of options outstanding was $9.0 million and $9.2 million, respectively. At March 31, 2008 and 2007, the aggregate intrinsic value of options exercisable was $7.6 million and $8.5 million, respectively. (The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option).

Cash proceeds, tax benefits and intrinsic value related to total stock options exercised during the three months ended March 31, 2008 and 2007 are provided in the following table ($000s):

	2008	2007
Proceeds from stock options exercised	$494	$295
Tax benefit related to stock options exercised	664	526
Intrinsic value of stock options exercised	1,686	1,522
Total fair value of shares vested	10,586	10,622
For the three months ended March 31, 2008 and 2007 the Company recorded $3.8 million and $8.8 million, respectively, of expenses to mark to market outstanding stock appreciation rights and expenses associated with other executive compensation agreements.
NOTE 16 — SEGMENT INFORMATION
The Company is organized into two primary business segments: (a) Steel mills which produce long products, including rebar, merchant bar/special sections and wire rod and (b) Downstream products which include rebar fabrication and epoxy coating, rail road spikes operations, cold drawn products, super light beam processing, production of elevator guide rails, grinding balls and wire mesh, wire drawing and fence posts. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation, based on the same accounting policies discussed in Note 1. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets primarily include cash; investment in 50% owned joint ventures; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes selling and administrative expenses, interest income, interest expense, minority interest, short-term investments and income tax expense that may not be directly attributable to either specific segment.

Operational results for the two business segments and other financial data for the three month periods ended March 31 are presented below ($000s):

	Three Months Ended
	March 31, 2008	March 31, 2007

Revenue from external customers:
Steel mills	$1,697,085	$1,033,792
Downstream products	334,577	309,204

Total	$2,031,662	$1,342,996

Inter-company sales:
Steel mills	$176,702	$148,089
Downstream products	1,460	623
Corp/eliminations/other	(178,162)	(148,712)

Total	$—	$—

Total sales:
Steel mills	$1,873,787	$1,181,881
Downstream products	336,037	309,827
Corp/eliminations/other	(178,162)	(148,712)

Total	$2,031,662	$1,342,996

Operating income:
Steel mills	$293,969	$176,998
Downstream products	18,642	26,415
Corp/eliminations/other	(12,285)	(7,819)

Total	$300,326	$195,594

Depreciation expense:
Steel mills	$45,243	$22,784
Downstream products	3,616	2,266
Corp/eliminations/other	3,661	3,042

Total	$52,520	$28,092

Amortization expense:
Steel mills	$23,273	$67
Downstream products	890	391
Corp/eliminations/other	—	—

Total	$24,163	$458

	March 31,	December 31,
	2008	2007
Segment assets:
Steel mills	$6,941,422	$6,836,426
Downstream products	623,622	610,141
Corp/eliminations/other	954,314	981,953

Total	$8,519,358	$8,428,520

	March 31,	March 31,
	2008	2007
Capital expenditures:
Steel mills	$24,242	$45,947
Downstream products	5,198	3,974
Corp/eliminations/other	1,266	4,193

Total	$30,706	$54,114

NOTE 17 — SUBSEQUENT EVENTS
On April 1, 2008, PCS, a majority owned and consolidated joint venture of the Company, acquired all the assets of Century Steel, Inc. (“CSI”), a reinforcing and structural steel contractor specializing in the fabrication and installation of structural steel and reinforcing steel products, for approximately $151.5 million. Concurrently with the acquisition of CSI, the Company paid approximately $68.0 million to increase its equity participation in PCS to approximately 84%.
On April 10, 2008 the Company paid in full the $4.2 million Industrial Revenue Bonds assumed with the acquisition of the Beaumont, Texas facility, plus interest.
On April 18, 2008, the Company settled the $200 million notional value interest rate swaps (fair value hedges) and related collars disclosed in Note 12.
On May 11, 2008, the Board of Directors approved a quarterly cash dividend of $0.02 per common share, payable June 13, 2008 to Shareholders of record at the close of business on May 29, 2008.
NOTE 18 — FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS
Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of March 31, 2008 and December 31, 2007 and for the three months ended March 31, 2008 and March 31, 2007 is disclosed to comply with the reporting requirements of the Company’s Subsidiary Guarantors and exchange commissions. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company which have fully and unconditionally guaranteed the Company’s 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company, and non wholly-owned subsidiaries, like Ameristeel Bright Bar, which have not fully and unconditionally guaranteed the Company’s 10 3/8% Senior Notes due 2011. Consolidating financial information follows:

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
MARCH 31, 2008
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
ASSETS
Current Assets
Cash and cash equivalents	$2,226	$83,042	$482,224	$1,453	$—	$568,945
Short-term investments	—	—	71,924	—	—	71,924
Accounts receivable, net	—	77,777	652,019	101,069	—	830,865
Intercompany accounts receivable	—	—	62,515	1,487	(64,002)	—
Inventories	—	120,904	1,090,103	29,893	—	1,240,900
Deferred tax assets	—	—	24,317	—	—	24,317
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	4,803	—	4,803
Income taxes receivable	—	—	3,076	—	—	3,076
Other current assets	—	2,322	29,105	1,060	—	32,487

Total Current Assets	2,226	284,045	2,415,283	139,765	(64,002)	2,777,317

Investments in Subsidiaries	454,390	3,509,449	172,692	—	(4,136,531)	—
Investments in 50% Owned Joint Ventures	—	—	168,669	—	—	168,669
Property, Plant and Equipment, net	—	246,605	1,611,543	14,175	—	1,872,323
Goodwill	—	—	2,975,643	76,418	—	3,052,061
Intangibles	—	—	567,559	6,806	—	574,365
Deferred Financing Costs	6,675	347	34,800	17	—	41,839
Deferred Tax Asset	—	3,524	5,896	—	—	9,420
Other Assets	—	12,097	10,870	397	—	23,364

TOTAL ASSETS	$463,291	$4,056,067	$7,962,955	$237,578	$(4,200,533)	$8,519,358

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$—	$49,311	$393,813	$9,201	$—	$452,325
Intercompany accounts payable	1,947	45,055	—	—	(47,002)	—
Accrued salaries, wages and employee benefits	—	10,626	119,138	10,516	—	140,280
Accrued interest	8,754	36	6,305	—	—	15,095
Income taxes payable	—	—	84,645	—	—	84,645
Accrued sales, use and property taxes	—	899	8,859	11	—	9,769
Current portion of long-term environmental reserve	—	—	2,176	—	—	2,176
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	12,591	—	12,591
Other current liabilities	—	2,393	28,111	2,299	—	32,803
Current portion of long-term borrowings	—	153	19,605	—	—	19,758

Total Current Liabilities	10,701	108,473	662,652	34,618	(47,002)	769,442

Long-term Borrowings, Less Current Portion	401,114	—	2,655,453	—	—	3,056,567
Related Party Borrowings	—	—	—	17,000	(17,000)	—
Accrued Benefit Obligations	—	66,711	188,389	—	—	255,100
Long-term Environmental Reserve, Less Current Portion	—	—	12,925	—	—	12,925
Other Liabilities	—	—	77,965	—	—	77,965
Deferred Tax Liabilities	—	—	422,824	—	—	422,824
Minority Interest	—	—	—	43,652	—	43,652

TOTAL LIABILITIES	411,815	175,184	4,020,208	95,270	(64,002)	4,638,475

TOTAL SHAREHOLDERS’ EQUITY	51,476	3,880,883	3,942,747	142,308	(4,136,531)	3,880,883

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$463,291	$4,056,067	$7,962,955	$237,578	$(4,200,533)	$8,519,358

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2007
(US$ in thousands)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
ASSETS
Current Assets
Cash and cash equivalents	$21	$155,606	$391,165	$570	$—	$547,362
Short-term investments	—	—	94,591	—	—	94,591
Accounts receivable, net	—	53,510	545,229	107,190	—	705,929
Intercompany accounts receivable	—	—	33,108	951	(34,059)	—
Inventories	—	131,403	1,047,092	24,612	—	1,203,107
Deferred tax assets	—	—	21,779	—	—	21,779
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	3,844	—	3,844
Income taxes receivable	11	699	22,378	898	—	23,986
Other current assets	—	7,732	16,597	1,551	—	25,880

Total Current Assets	32	348,950	2,171,939	139,616	(34,059)	2,626,478

Investments in Subsidiaries	465,995	3,390,102	170,261	—	(4,026,358)	—
Investments in 50% Owned Joint Ventures	—	—	161,168	—	—	161,168
Property, Plant and Equipment, net	—	259,782	1,634,442	14,393	—	1,908,617
Goodwill	—	—	2,974,488	76,418	—	3,050,906
Intangibles	—	—	591,308	7,220	—	598,528
Deferred Financing Costs	7,182	396	36,948	18	—	44,544
Deferred Tax Asset	—	5,070	7,363	—	—	12,433
Other Assets	—	7,201	18,525	120	—	25,846

TOTAL ASSETS	$473,209	$4,011,501	$7,766,442	$237,785	$(4,060,417)	$8,428,520

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$—	$38,305	$333,239	$5,090	$—	$376,634
Intercompany accounts payable	1,854	14,204	—	—	(16,058)	—
Accrued salaries, wages and employee benefits	—	12,925	146,235	10,498	—	169,658
Accrued interest	19,259	37	21,335	—	—	40,631
Income taxes payable	—	—	28,143	—	—	28,143
Accrued sales, use and property taxes	—	607	11,363	—	—	11,970
Current portion of long-term environmental reserve	—	—	3,704	—	—	3,704
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	17,448	—	17,448
Other current liabilities	—	3,621	17,944	4,336	—	25,901
Current portion of long-term borrowings	—	184	15,405	—	—	15,589

Total Current Liabilities	21,113	69,883	577,368	37,372	(16,058)	689,678

Long-term Borrowings, Less Current Portion	400,819	—	2,654,612	—	—	3,055,431
Related Party Borrowings	—	—	—	18,000	(18,000)	—
Accrued Benefit Obligations	—	70,371	182,051	—	—	252,422
Long-term Environmental Reserve, Less Current Portion	—	—	11,830	—	—	11,830
Other Liabilities	—	6,632	71,769	—	—	78,401
Deferred Tax Liabilities	—	—	433,822	—	—	433,822
Minority Interest	—	—	—	42,321	—	42,321

TOTAL LIABILITIES	421,932	146,886	3,931,452	97,693	(34,058)	4,563,905

TOTAL SHAREHOLDERS’ EQUITY	51,277	3,864,615	3,834,990	140,092	(4,026,359)	3,864,615

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$473,209	$4,011,501	$7,766,442	$237,785	$(4,060,417)	$8,428,520

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
THREE MONTHS ENDED MARCH 31, 2008
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED

NET SALES	$—	$224,233	$1,726,346	$81,083	$—	$2,031,662

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	—	196,349	1,340,543	63,735	—	1,600,627
Selling and administrative	—	5,746	43,519	5,311	—	54,576
Depreciation	—	7,544	44,093	883	—	52,520
Amortization	—	—	23,748	415	—	24,163
Other operating (income) expense , net	—	(510)	(64)	24	—	(550)

	—	209,129	1,451,839	70,368	—	1,731,336

INCOME FROM OPERATIONS	—	15,104	274,507	10,715	—	300,326

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	18,380	—	—	18,380

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	15,104	292,887	10,715	—	318,706

OTHER EXPENSES
Interest expense	10,800	—	41,039	—	—	51,839
Interest income	(8)	(1,253)	(5,294)	(108)	—	(6,663)
Intercompany interest	—	(1,225)	8,968	346	(8,089)	—
Foreign exchange (gain) loss, net	—	(3,786)	(117)	25	—	(3,878)
Amortization of deferred financing costs	507	34	2,149	1	—	2,691
Writedown of short-term investments	—	—	22,667	—	—	22,667
Minority interest	—	—	—	4,395	—	4,395

	11,299	(6,230)	69,412	4,659	(8,089)	71,051

(LOSS) INCOME BEFORE INCOME TAXES	(11,299)	21,334	223,475	6,056	8,089	247,655

INCOME TAX EXPENSE	107	2,181	82,359	—	—	84,647

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(11,406)	19,153	141,116	6,056	8,089	163,008

EQUITY EARNINGS OF SUBSIDIARIES	11,605	143,855	6,288	—	(161,748)	—

NET INCOME	$199	$163,008	$147,404	$6,056	$(153,659)	$163,008

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
THREE MONTHS ENDED MARCH 31, 2007
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
NET SALES	$—	$193,844	$1,082,193	$66,959	$—	$1,342,996
OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	—	160,742	857,241	50,889	—	1,068,872
Selling and administrative	—	4,929	41,858	3,876	—	50,663
Depreciation	—	5,396	22,164	532	—	28,092
Amortization		—	70	388	—	458
Other operating income,net	—	(26)	(466)	(191)	—	(683)

	—	171,041	920,867	55,494	—	1,147,402
INCOME FROM OPERATIONS	—	22,803	161,326	11,465	—	195,594
EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	17,695	—	—	17,695

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	22,803	179,021	11,465	—	213,289

OTHER EXPENSES
Interest expense	10,281	—	—	22		10,303
Interest income	(78)	(201)	(2,073)	—	—	(2,352)
Intercompany interest	519	1,732	(2,396)	145	—	—
Foreign exchange loss (gain), net	—	336	(570)	(14)	—	(248)
Amortization of deferred financing costs	507	29	148	1	—	685
Minority interest	—	—	—	4,612	—	4,612
Other income	(3,521)	—	—	—	3,521	—

	7,708	1,896	(4,891)	4,766	3,521	13,000
(LOSS) INCOME BEFORE INCOME TAXES	(7,708)	20,907	183,912	6,699	(3,521)	200,289
INCOME TAX EXPENSE	499	9,895	56,360	—	—	66,754

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(8,207)	11,012	127,552	6,699	(3,521)	133,535
EQUITY EARNINGS OF SUBSIDIARIES	11,510	122,523	9,252	—	(143,285)	—

NET INCOME	$3,303	$133,535	$136,804	$6,699	$(146,806)	$133,535

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2008
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$199	$163,008	$147,404	$6,056	$(153,659)	$163,008
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	—	—	—	4,395	—	4,395
Depreciation	—	7,544	44,093	883	—	52,520
Amortization	—	—	23,748	415	—	24,163
Amortization of deferred financing costs	507	34	2,149	1	—	2,691
Deferred income taxes	—	1,372	(3,206)	—	—	(1,834)
(Gain) loss on disposition of property, plant and equipment	—	(365)	(182)	24	—	(523)
Income from 50% owned joint ventures	—	—	(18,380)	—	—	(18,380)
Distributions from 50% owned joint ventures	—	—	10,404	—	—	10,404
Cash dividends received	—	—	3,746	—	(3,746)	—
Facility closure expenses	—	—	990	—	—	990
Equity earnings of subsidiaries	(11,605)	(143,855)	(6,288)	—	161,748	—
Compensation cost from share-based awards	—	543	2,645	—	—	3,188
Writedown of short-term investments	—	—	22,667	—	—	22,667
Excess tax benefits from share-based payment arrangements	—	—	(664)	—	—	(664)
Changes in operating assets and liabilities, net of acquisitions:					—
Accounts receivable	—	(26,964)	(108,352)	6,120	—	(129,196)
Inventories	—	5,540	(47,182)	(5,281)	—	(46,923)
Other assets	—	4,758	(5,145)	(747)	—	(1,134)
Liabilities	13,104	38,456	42,117	(3,440)	(4,343)	85,894

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	2,205	50,071	110,564	8,426	—	171,266
					0
INVESTING ACTIVITIES					0
Additions to property, plant and equipment	—	(4,302)	(25,674)	(730)	—	(30,706)
Proceeds received from the disposition of property, plant and equipment	—	—	1,261	41	—	1,302
Asset transfer from non-guarantor to guarantor	—	—	3,746	—	(3,746)	—

NET CASH USED IN INVESTING ACTIVITIES	—	(4,302)	(20,667)	(689)	(3,746)	(29,404)

FINANCING ACTIVITIES
Proceeds from issuance of new debt	—	—	498	—	—	498
Payments on term borrowings	—	(24)	(1)	—	—	(25)
Cash dividends	—	(116,665)	—	(3,746)	3,746	(116,665)
Distributions to subsidiary’s minority shareholder	—	—	—	(3,065)	—	(3,065)
Proceeds from exercise of employee stock options	—	494	—	—	—	494
Excess tax benefits from share-based payment arrangements	—	—	664	—	—	664

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	—	(116,195)	1,161	(6,811)	3,746	(118,099)
Effect of exchange rate changes on cash and cash equivalents	—	(2,138)	1	(43)	—	(2,180)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,205	(72,564)	91,059	883	—	21,583
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	21	155,606	391,165	570	—	547,362

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,226	$83,042	$482,224	$1,453	$—	$568,945

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2007
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$3,303	$133,535	$136,804	$6,699	$(146,806)	$133,535
Adjustment to reconcile net income to net cash provided by operating activities:
Minority interest	—	—	—	4,612	—	4,612
Depreciation	—	5,396	22,164	532	—	28,092
Amortization	—	—	70	388	—	458
Amortization of deferred financing costs	507	29	148	1	—	685
Deferred income taxes	—	6,282	391	—	—	6,673
Loss on disposition of property, plant and equipment	—	—	287	17	—	304
Income from 50% owned joint ventures	—	—	(17,695)	—	—	(17,695)
Distributions from 50% owned joint ventures	—	—	20,404	—	—	20,404
Cash dividends received	27,158	70,347	10,270	—	(107,775)	—
Equity Earnings of subsidiaries	(11,510)	(122,523)	(9,252)	—	143,285	—
Compensation cost from share-based awards	—	8,782	—	—	—	8,782
Excess tax benefits from share-based payment arrangements	—	—	(526)	—	—	(526)
Changes in operating assets and liabilities, net of acquisitions:			—	—		—
Accounts receivable	—	(34,202)	(121,985)	(14,508)	—	(170,695)
Inventories	—	(2,936)	24,468	630	—	22,162
Other assets	15	(2,568)	25,119	1,640	—	24,206
Liabilities	(13,391)	24,007	52,542	3,939	3,521	70,618

NET CASH PROVIDED BY OPERATING ACTIVITIES	6,082	86,149	143,209	3,950	(107,775)	131,615
INVESTING ACTIVITIES
Additions to property, plant and equipment	—	(2,934)	(50,119)	(1,061)	—	(54,114)
Proceeds received from disposition of property, plant and equipment	—	—	738	18	—	756
Change in restricted cash	—	—	(6)	—	—	(6)
Purchases of short-term investments	—	—	(217,689)	—	—	(217,689)
Sales of short-term investments	—	—	199,795	—	—	199,795

NET CASH USED IN INVESTING ACTIVITIES	—	(2,934)	(67,281)	(1,043)	—	(71,258)
FINANCING ACTIVITIES
Payments on term borrowings	—	(30)	(25)	(7)	—	(62)
Cash dividends	(13,000)	(88,511)	(94,775)	—	107,775	(88,511)
Distributions to subsidiary’s minority shareholder	—	—	—	(1,221)	—	(1,221)
Proceeds from exercise of employee stock options	—	295	—	—	—	295
Excess tax benefits from share-based payment arrangements	—	—	526	—	—	526

NET CASH USED IN FINANCING ACTIVITIES	(13,000)	(88,246)	(94,274)	(1,228)	107,775	(88,973)
Effect of exchange rate changes on cash and cash equivalents	—	31	—	—	—	31

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(6,918)	(5,000)	(18,346)	1,679	—	(28,585)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,885	16,025	84,946	380	—	109,236

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$967	$11,025	$66,600	$2,059	$—	$80,651